SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D/A
               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                     TRANSFINANCIAL HOLDINGS, INC.
                            (Name of Issuer)

                     COMMON STOCK, $0.01 Par Value
                     (Title of Class of Securities)

                              000089365P1
                             (CUSIP Number)

                         Mark A. Scudder, Esq.
                         Scudder Law Firm, P.C.
                     411 S. 13th Street, Suite 200
                           Lincoln, NE 68508
                             (402) 435-3223
              (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             June 29, 1998
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      LARRY CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA


--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER   50,000

11 Aggregate Amount Beneficially Owned by Each Reporting Person

      50,000

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0.8

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      JEFFREY CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER   10,000

11 Aggregate Amount Beneficially Owned by Each Reporting Person

      10,000

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0.17

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      KENNETH CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOS1TIVE POWER  10,000

11 Aggregate Amount Beneficially Owned by Each Reporting Person

      10,000

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0.17

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      GEORGE CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOS1TIVE POWER   10,000

11 Aggregate Amount Beneficially Owned by Each Reporting Person

      10,000

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0.17

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      JEAN CROUSE WATT

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOSTIVE POWER   10,000

11 Aggregate Amount Beneficially Owned by Each Reporting Person

      10,000

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0.17

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      HEATHER WATT

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOS0TIVE POWER   0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      MATTHEW CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOS0TIVE POWER   0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      SHANNON CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOS0TIVE POWER   0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      CHRIS CROUSE

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOS0TIVE POWER   0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      JULIE PRUITT

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOS0TIVE POWER   0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0

14 Type of Reporting Person (See Instructions)

      IN

CUSIP No. 000089365P1

1 Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (entities only)

      RENEE CROUSE BUTLER

2 Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

3 SEC Use Only


4 Source of Funds (See Instructions)

      NA

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [ ]

6 Citizenship or Place of Organization

      UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
     NUMBER OF          7        SOLE VOTING POWER          0
     SHARES             --------------------------------------------------------
     BENEFICIALLY
     OWNED BY           8        SHARED VOTING POWER        0
     EACH               --------------------------------------------------------
     REPORTING          9        SOLE DISPOSITIVE POWER     0
     PERSON WITH        --------------------------------------------------------
                        10       SHARED DISPOS0TIVE POWER   0

11 Aggregate Amount Beneficially Owned by Each Reporting Person

12 Check if the  Aggregate  Amount  in Row (11)  Excludes  Certain  Shares  (See
   Instructions)

      [ ]

13 Percent of Class Represented by Amount in Row (11)

      0

14 Type of Reporting Person (See Instructions)

      IN

      The Statement on Schedule 13D, dated September 5, 1991, which was filed on behalf of Larry Crouse, Jeffrey Crouse, Kenneth Crouse, George Crouse, Jean Crouse Watt, Heather Watt, Matthew Crouse, Julie Crouse Daniel, Scott Crouse, Robert Crouse, Mark Crouse, Lori Crouse Hoden, Lynda Crouse Best, Lisa Crouse, Todd Crouse, Jodie Crouse Monahan, and Renee Crouse Butler, with regard to their respective beneficial ownership of shares of Common Stock, $0.01 par value (the "Shares"), of Transfinancial Holdings, Inc. (previously named Anuhco, Inc.), a Delaware corporation (the "Company"), is hereby amended, supplemented and restated as set forth below.

ITEM 1.  SECURITY AND ISSUER.

      This statement on Schedule 13D/A, Amendment No. 1 ("Schedule 13D/A") relates to the Shares of the Company.

      The address of the Company's principal executive offices are located at 8245 Nieman Road, Suite 100, Lenexa, KS 66214.

ITEM 2.  IDENTITY AND BACKGROUND.

      This Statement is being filed on behalf of Larry Crouse, Jeffrey Crouse, Kenneth Crouse, George Crouse, Jean Crouse Watt, Heather Watt, Matthew Crouse, Shannon Crouse, Chris Crouse, Julie Pruitt (formerly Julie Crouse Daniel), and Renee Crouse Butler (the "Filing Persons"). Filing Persons who were not parties of the original Schedule 13D acquired Shares by gift. During the last five years, other than Shannon Crouse pleading guilty in Iowa in 1996 to a charge of serious injury by motor vehicle, none of the Filing Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

      Set forth below is certain information with respect to each of the Filing Persons and each of the persons enumerated in General Instruction C to Schedule 13D.

      (1) Larry Crouse is a citizen of the United States of America, and his residence is 2906 South 102nd Street, Omaha, NE 68124. His principal employment is as a consultant.

      (2) Jeffrey Crouse is a citizen of the United States of America, and his residence is 5245 Tie Road, Panora, IA 50216. He is retired.

      (3) Kenneth Crouse is a citizen of the United States of America, and his residence is 17944 Kittyhawk Avenue, Carroll, IA 51401. He is retired.

      (4) George Crouse is a citizen of the United States of America, and his residence is 1640 Juno Trail, 204B, Astor, FL. He is president of River St. John's, Incorporated, 1251 Blackwater Lane, Astor, FL, a real estate management business.

      (5) Jean Crouse Watt is a citizen of the United States of America, and her residence is 11411 West 135th Place, Cedar Lake, IN 46303. She is a homemaker.

      (6) Heather Watt is a citizen of the United States of America, and her permanent residence is 11411 West 135th Place, Cedar Lake, IN 46303. Her current residence is Avenida Ver Cruz, Residencia Vera Cruz, Torre Norte, Apartment 2a, Las Mercedes, Caracas, Venezuela. She is a teacher and is employed by Wall Street Institute at Avenida Francisco Dey Miranda, Forre Lido, Piso 11, Torre C, Ofic. 111c, 113 C. El Rosal, Caracas, Venezuela.

      (7) Matthew Crouse is a citizen of the United States of America, and his residence is 926 North Crawford, Carroll, IA 51410. He is a self-employed business consultant.

      (8) Shannon Crouse is a citizen of the United States of America, and her residence is 5245 Tie Road, Panora, IA 50216. She is a student.

      (9) Chris Crouse is a citizen of the United States of America, and her residence is 5245 Tie Road, Panora, IA 50216. She is a student.

      (10) Julie Pruitt is a citizen of the United States of America, and her residence is 112 West 12th Street, Carroll, IA 51401. She is employed by Crouse Cartage Company, 1205 Hwy 30 West, Carroll, IA 50401.

      (11) Renee Crouse Butler is a citizen of the United States of America, and her residence is P.O. Box 727, Lake View, IA 51450. She is employed by Crouse Cartage Company, 1205 Hwy 30 West, Carroll, IA 50401.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

      Other than Mr. Larry Crouse, who has retained 50,000 Shares, each of the Filing Persons has sold all his or her Shares pursuant to a Stock Purchase Agreement among TJS Partners, L.P. (the "Partnership") and the Filing Persons dated June 29, 1998 (the "Stock Purchase Agreement"). The Shares sold include up to 80,000 currently unissued Shares that will be issued upon exercise of options by the holders prior to the consummation of the transaction (the "Option Shares"). Pursuant to the Share Purchase Agreement, the

Partnership will receive an irrevocable proxy from Larry Crouse to vote his remaining 50,000 Shares by the shorter of the duration of his services on the Board of Directors of the Company or two years following the consummation of the transaction. Larry Crouse has also agreed to continue to serve as a director of the Company for at least two years.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      See Item 4. Larry Crouse is the direct beneficial owner of 50,000 Shares, which constitute less than 1% of the 6,031,437 Shares outstanding as of May 8, 1998, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998. Each of George Crouse, Kenneth Crouse, Jeffrey Crouse, and Jean Crouse Watt, pursuant to an agreement among each of such persons and Larry Crouse dated June 29, 1998, has the right to purchase from Larry Crouse 10,000 Shares and Larry Crouse has the right to sell 10,000 Shares to each such person (the "Family Agreement"). None of the other Filing Persons has retained any interest in securities of the issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Share Purchase Agreement provides that the Filing Persons will sell an aggregate of 1,167,785 Shares to the Partnership for an aggregate purchase price of $10,802,011.25 payable in cash. To the extent that the stock options are exercised, certain Filing Persons shall sell certain "in-the-money" Option Shares (amounting to an aggregate of 55,000 Shares) to the Partnership at $9.25 per share.

      As part of the transaction, Larry Crouse has agreed not to voluntarily resign from the Board for two years following the consummation of the transaction unless requested by the Partnership. In addition, concurrent with the acquisition of Shares, the Partnership will receive an irrevocable proxy from Larry Course to vote an additional 50,000 Shares owned by Larry Crouse for the shorter of the duration of his services on the Board or two years following consummation of the transaction. Except as set forth above and the Family Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Filing Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Share Purchase Agreement dated June 29, 1998.

                   Signatures continued on next page
                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /S/ LARRY CROUSE
                              LARRY CROUSE

                              /S/ JEFFREY CROUSE
                              JEFFREY CROUSE

                              /S/ KENNETH CROUSE
                              KENNETH CROUSE

                              /S/ GEORGE CROUSE
                              GEORGE CROUSE

                              /S/ JEAN CROUSE WATT
                              JEAN CROUSE WATT

                              /S/ HEATHER WATT
                              HEATHER WATT

                              /S/ MATTHEW CROUSE
                              MATTHEW CROUSE

                              /S/ SHANNON CROUSE
                              SHANNON CROUSE

                              /S/ CHRIS CROUSE
                              CHRIS CROUSE

                              /S/ JULIE CROUSE DANIEL
                              JULIE CROUSE DANIEL

                              /S/ RENEE CROUSE BUTLER
                              RENEE CROUSE BUTLER